EXHIBIT 12

CHEMED CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	2009		2010		2011		2012		2013

Pretax income from continuing operations	$120,620		$133,831		$140,556		$145,819		$123,829

Additions:
Fixed charges	23,018		24,230		26,656		28,021		28,032
Amortization of capitalized interest	5		331		438		435		435

Deductions:
Capitalized interest	(258)		-		-		-		-

Adjusted income	$143,385		$158,392		$167,650		$174,275		$152,296

Fixed Charges:
Interest expense	$11,599		$11,959		$13,888		$14,723		$15,035
Capitalized interest	258		-		-		-		-
Interest component of rental expense (b)	11,161		12,271		12,768		13,298		12,997

Fixed charges	$23,018		$24,230		$26,656		$28,021		$28,032

Ratio of earnings to fixed charges (a)	6.2	x	6.5	x	6.3	x	6.2	x	5.4	x

Additional earnings needed to achieve 1:1 ratio coverage	n.a.		n.a.		n.a.		n.a.		n.a.

(a) For purposes of computing the ratio of earnings to fixed charges, pretax income from continuing operations has been added to fixed charges and adjusted for capitalized interest to derive adjusted income.  Fixed charges consist of interest expense on debt (including the amortization of deferred financing costs), capitalized interest, prepayment penalties on the early extinguishment of debt and one-third (the proportion deemed representative of the interest component) of rental expense.  Fixed charge amounts include interest from both continuing and discontinued operations.

(b) The amounts shown above for interest component of rental expense for 2009, 2010, 2011 and 2012 increased by $12.5 million, $15.3 million, $16.3 and $16.0 million, respectively, from the prior year presentation due to certain in-patient unit leases being inadverently omitted.  All years are present consistently.  This omission did not affect our results of operations, financial position or cash flows.

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